Exhibit (g)(5)

September 3, 2014

E.I.I. REALTY SECURITIES TRUST

Re: Amended and Restated Custodian Services Fees

Dear Sir/Madam:

This letter, amended and restated effective as of September 3, 2014 constitutes our agreement with respect to compensation to be paid to The Bank of New York Mellon (successor to assignment by PFPC Trust Company) ("BNY Mellon") under the terms of an Amended and Restated Custodian Services Agreement dated May 24, 2004 between BNY Mellon and E.I.I. Realty Securities Trust ("you" or the "Fund"), as amended from time to time (the "Agreement") for services provided on behalf of each of the Fund’s investment portfolios (each a “Portfolio”). Pursuant to Paragraph 11 of the Agreement, and in consideration of the services to be provided to each Portfolio, you will pay BNY Mellon certain fees and reimburse BNY Mellon for its out-of-pocket expenses as set forth below. This amended and restated fee letter supersedes all previous fee letters and fee amendments with respect to the fees set forth herein.

Asset Based Fees:

The following fee will be calculated daily based upon each Portfolio’s total gross assets and payable monthly, in the following amounts:

.01% of each Portfolio’s first $100 million of average gross assets;

.0075% of each Portfolio’s next $400 million of average gross assets; and

.005% of each Portfolio’s average gross assets over $500 million.

Transaction Charges for U.S. Securities:

A transaction includes buys, sells, calls, puts, maturities, free deliveries, free receipts, exercised or expired options, opened or closed short sales and the movement for each piece of underlying collateral for a repurchase agreement, etc.

Physical delivery	$17.00
DTC/Fed Book entry	$10.00
Repo with PNC	$ 7.50—Round-trip per piece of collateral
Repo outside PNC	$15.00—Round-trip per piece of collateral
Wires	$10.00

1

Fees and Transaction Charges for Non-U.S. Securities:

Fees and expenses relating to foreign custody services, including without limitation country specific asset based fees and transaction fees, are attached hereto as Schedule A. The fees and expenses set forth in Schedule A are in addition to the other fees and expenses set forth in this letter and may be changed by BNY Mellon upon notice to the Fund.

Minimum Monthly Fee:

The minimum monthly fee shall be as follows:

Domestic Fund

$500 per Portfolio; excluding transaction charges and out-of-pocket expenses.

Global Funds

$1,250 per Portfolio, excluding transaction charges and out-of-pocket expenses.

Fee Waiver:

Please see fee waiver language referenced in the attached Sub-Administration, Accounting, Transfer Agency and Custodian Services Fee Waiver dated August 21, 1998.

Out-of-Pocket and Other Charges:

BNY Mellon's out-of-pocket and other charges, include, but are not limited to, global custody fees and charges, data warehouse access fees, federal express delivery, data transmissions, telecommunications, conversion and deconversion amounts, check processing fees, tax processing and filing fees, $2 per month holdings charge per security, SWIFT charges, $45 per third party currency movement (unless foreign exchange is directed to BNY Mellon), segregated accounts and federal reserve wire fees.

Miscellaneous:

With respect to any daily net overdrawn cash balances for a Portfolio, a monthly charge shall be assessed based on 150 basis points plus the average federal funds rate for that day.

BNY Mellon will, consistent with applicable law, sweep any net excess cash balances daily into an investment vehicle or other instrument designated in writing by the Fund (from which BNY Mellon may receive compensation), so long as the vehicle or instrument is acceptable to BNY Mellon. BNY Mellon will credit the Fund with such sweep earnings on a monthly basis (less .25% of assets swept).

BNY Mellon shall be entitled to deduct its fees and charges from the applicable Portfolio’s account monthly when due, provided that BNY Mellon shall promptly account for such fees and charges to the Fund. Adjustments to such fees and charges (if any) will be made in the next monthly payment period.

2

BNY Mellon has made the following assumptions in preparing this fee letter: (i) trade information will be transmitted electronically to BNY Mellon; (ii) any securities lending activity will utilize BNY Mellon as the Fund’s securities lending agent pursuant to BNY Mellon’s standard securities lending program; (iii) daily and monthly reports will be accessed via BNY Mellon’s on-line data warehouse; and (iv) daily excess cash will be swept to the BlackRock Treasury Trust Institutional Account. Any material departure from these assumptions may result in a fee adjustment at the discretion of BNY Mellon.

If BNY Mellon is removed from the Agreement, BNY Mellon will recoup from the Fund 100% of the fees waived during the most recent three years under the Agreement.

After the one year anniversary of the effective date of the Agreement, BNY Mellon may adjust the fees described in this letter once per calendar year, upon thirty (30) days’ prior written notice in an amount not to exceed the cumulative percentage increase in the Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, All items (unadjusted) - (1982-84=100), published by the U.S. Department of Labor since the last such adjustment in BNY Mellons’ fees (or the effective date of the Agreement absent such a prior adjustment).

The fee for the period from the day of the year this fee letter is entered into until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

Very truly yours,

THE BANK OF NEW YORK MELLON

By:	/s/ Karen S. Vavra

Name:	Karen S. Vavra

Title:	Managing Director

Agreed and Accepted:

E.I.I. REALTY SECURITIES TRUST

By:	/s/ Christian A. Lange

Name:	Christian A. Lange

Title:	CEO

3

SCHEDULE A

Asset Based Fees and Transaction Charges for Non-U.S. Securities:

Asset based fees will be calculated based upon the total gross assets of each Portfolio at month end (or deconversion):

	Basis point charge	Transaction charge (USD)
Argentina	30	75
Australia	2	40
Austria	6	60
Bahrain	35	125
Bangladesh	45	115
Belgium	4.5	60
Bermuda	45	90
Bosnia	50	160
Botswana	50	135
Brazil - includes local administration	25	70
Bulgaria	40	115
Canada	3	30
Chile - not including local admin.	20	80
China	25	90
Colombia - not including local admin.	40	125
Costa Rica	45	80
Croatia	30	80
Cyprus	6	25
Czech Republic	40	125
Denmark	3.5	65
Dubai	40	150
Ecuador	40	125
Egypt	40	125
Estonia	40	55
Euroclear/Cedel	2.5	25
Finland	5	65

4

	Basis point charge	Transaction charge (USD)
France	2	30
Germany	2	30
Ghana	50	125
Greece	30	75
Hong Kong	3	45
Hungary	40	120
Kuwait	35	140
Iceland	4	20
India	45	150
Indonesia	15	80
Ireland	3	40
Israel	25	60
Italy	2	30
Japan	2	20
Jordan	45	115
Kazakhstan	45	160
Kenya	45	125
Korea	12.5	70
Latvia	45	45
Lebanon	35	140
Lithuania	25	40
Malaysia	6	50
Malta	25	80
Mauritius	40	115
Mexico	6	35
Morocco	45	110
Namibia	65	185
Netherlands	2.5	30
New Zealand	4	55
Nigeria	45	125
Norway	4.5	75
Oman	35	125
Pakistan	40	125

5

	Basis point charge	Transaction charge (USD)
Palestine	40	135
Peru	40	120
Philippines	8	50
Poland	40	100
Portugal	10	70
Quatar	40	125
Romania	40	80
Russia	45	70
Saudi Arabia	40	140
Serbia	50	155
Singapore	3.5	50
Slovakia	30	85
Slovenia	40	90
South Africa	5.5	50
Spain	3.5	40
Sri Lanka	25	75
Sweden	4.5	50
Switzerland	4	60
Taiwan	20	110
Thailand	6	50
Tunisia	45	35
Turkey	20	70
United Kingdom	1.25	20
Uruguay	35	125
Venezuela	40	125
Vietnam	30	75
Zambia	75	225
Zimbabwe	50	150

6